

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2016

Ian T. Blackley
Chief Financial Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, NY 10016

> **Re:** **International Seaways, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed October 21, 2016**
> **File No. 001-37836**

Dear Mr. Blackley:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2016 letter.

Form 10-12B

Exhibits

1. Please file the employment agreements with your executive officers.

2. Please file all schedules and attachments to the employee matters agreement filed as Exhibit 10.7, and the form of transition services agreement filed as Exhibit 10.10.

Exhibit 99.1

Summary, page 13

Emerging Growth Company Status, page 20

3. We note that in response to our prior comment 1 you have added disclosure on page 20 that states that you have "irrevocably elected not to take advantage" of exemptions related to your status as an emerging growth company.   Please revise to clarify whether you are choosing not to take advantage of the extended transition period provided in Section 102(b) of the Jumpstart Our Business Startups Act of 2012 for complying with new or revised accounting standards, and please tell us why you believe your election not to take advantage of other exemptions related to your status as an emerging growth company is irrevocable.

Compensation Discussion and Analysis, page 108

4. We note your references to "ESO" as a performance measure for certain awards. Please revise to define such term.

Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities, page 131

5. We note your disclosure on page 131 that "all of the assets of the OSG Business not already owned by OSG and owned by INSW prior to the Distribution will be transferred to us." Please revise to clarify the meaning of such statement, as it suggests that the registrant would continue OSG's U.S. Flag fleet and Jones Act operations.

Transition Services Agreement, 133

6. Please revise to disclose the term of the Transition Services Agreement.

7. Please disclose the approximate dollar value of the amounts to be paid between the registrant and Overseas Shipholding Group, Inc. under the Transition Services Agreement. See Item 404(a)(3) of Regulation S-K.

Index to Financial Statements, page F-1

Note 16: Subsequent Events, page F-77

8. We note per the "Recent Developments" section on page 64 that you determined that events and changes in circumstances that have occurred since June 30, 2016 indicate that the carrying amount of the vessels in the INSW fleet may not be recoverable, and that you expect to recognize an impairment charge. Please disclose this as a subsequent event in your June 30, 2016 financial statements pursuant to ASC 855-10-50-2.

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey D. Karpf, Esq.
        Cleary Gottlieb Steen & Hamilton LLP